Filed pursuant to Rule 433

Registration No. 333-158663

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$2,500,000,000

6.50% SENIOR NOTES, DUE AUGUST 2016

FINAL TERM SHEET

Dated July 23, 2009

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A (S&P)/A+ (Fitch)

Title of the Series:	6.50% Senior Notes, due August 2016

Aggregate Principal Amount Initially Being Issued:	$2,500,000,000

Issue Price:	99.749%

Trade Date:	July 23, 2009

Settlement Date:	July 28, 2009 (DTC)

Maturity Date:	August 1, 2016

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000.

Day Count Fraction:	30/360

Interest Rate:	6.50%

Interest Payment Dates:	August 1 and February 1 of each year, beginning February 1, 2010, subject to unadjusted following business day convention.

Interest Periods:	Semi-annual

Treasury Benchmark:	7 year U.S. Treasury, due June 30, 2016

Treasury Yield:	3.245%

Treasury Benchmark Price:	100-01

Spread to Treasury Benchmark:	330 bps

Not Guaranteed:	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Optional Redemption:	Issuer has the right to redeem the notes, in whole or in part, on one or more occasions, at its option at any time, subject to a notice period of no less than 10 days and no more than 60 days.

Make-Whole Call Payment:	U.S. Treasury + 50 bps

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Senior Co-Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
UniCredit Capital Markets, Inc.
Wells Fargo Securities, LLC

Junior Co-Managers:	Jefferies & Company, Inc.
Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.

CUSIP:	06051G EA3

ISIN:	US06051GEA31

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.

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